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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Align Technology, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

016255101

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☑ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 016255101			Page 2 of 14 Pages

1.	Name of Reporting Person:
	Llura L. Gund, as trustee for the Dionis Trust, the Gordon Gund - Grant Gund Trust, the Gordon Gund - G. Zachery Gund Trust, the Anna Barrows Beakey 1998 Trust and the Katherine Barrows Dadagian 1998 Trust		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 1,000,000

		6.	Shared Voting Power: 2,360,872

		7.	Sole Dispositive Power: 1,000,000

		8.	Shared Dispositive Power: 2,360,872

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,360,872

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 5.54%

12.	Type of Reporting Person: IN

13G
CUSIP No. 016255101			Page 3 of 14 Pages

1.	Name of Reporting Person:
	Grant Gund, individually, and as trustee for the Gordon Gund - Grant Gund Generation Skipping Trust, the Llura Blair Gund Gift Trust, the Kelsey Laidlaw Gund Gift Trust and the Grant Owen Gund Gift Trust		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 351,666

		6.	Shared Voting Power: 1,050,773

		7.	Sole Dispositive Power: 351,666

		8.	Shared Dispositive Power: 1,050,773

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,402,439

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 2.31%

12.	Type of Reporting Person: IN

13G
CUSIP No. 016255101			Page 4 of 14 Pages

1.	Name of Reporting Person:
	G. Zachery Gund, individually, and as trustee for the Gordon Gund - G. Zachary Gund Generation Skipping Trust, the Georgia Swift Gund Gift Trust and the G. Zachary Gund Descendants Trust		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 351,666

		6.	Shared Voting Power: 1,089,473

		7.	Sole Dispositive Power: 351,666

		8.	Shared Dispositive Power: 1,089,473

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,441,139

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 2.38%

12.	Type of Reporting Person: IN

13G
CUSIP No. 016255101			Page 5 of 14 Pages

1.	Name of Reporting Person: Gordon Gund, as trustee for the Dionis Trust and as sole manager of Gund CLAT Investments, LLC		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 300,000

		6.	Shared Voting Power: 2,285,872

		7.	Sole Dispositive Power: 300,000

		8.	Shared Dispositive Power: 2,285,872

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,585,872

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 4.27%

12.	Type of Reporting Person: IN

13G
CUSIP No. 016255101			Page 6 of 14 Pages

1.	Name of Reporting Person: Richard T. Watson, as trustee for the Gordon Gund - G. Zachary Gund Generation Skipping Trust and the Gordon Gund - Grant Gund Generation Skipping Trust		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: -0-

		6.	Shared Voting Power: 1,678,946

		7.	Sole Dispositive Power: -0-

		8.	Shared Dispositive Power: 1,678,946

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,678,946

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 2.77%

12.	Type of Reporting Person: IN

13G
CUSIP No. 016255101			Page 7 of 14 Pages

1.	Name of Reporting Person:
	Rebecca H. Dent, as trustee for the Gordon Gund - Grant Gund Generation Skipping Trust, the Gordon Gund - G. Zachary Gund Generation Skipping Trust, the Llura Blair Gund Gift Trust, the Kelsey Laidlaw Gund Gift Trust, the Georgia Swift Gund Gift Trust, the G. Zachary Gund Descendants Trust and the Grant Owen Gund Gift Trust		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: -0-

		6.	Shared Voting Power: 2,141,246

		7.	Sole Dispositive Power: -0-

		8.	Shared Dispositive Power: 2,141,246

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,141,246

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 3.53%

12.	Type of Reporting Person: IN

13G
CUSIP No. 016255101			Page 8 of 14 Pages

1.	Name of Reporting Person: George Gund III, as trustee for the Gordon Gund - Grant Gund Generation Skipping Trust and the Gordon Gund - G. Zachary Gund Generation Skipping Trust		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: -0-

		6.	Shared Voting Power: 1,678,946

		7.	Sole Dispositive Power: -0-

		8.	Shared Dispositive Power: 1,678,946

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,678,946

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 2.77%

12.	Type of Reporting Person: IN

13G
CUSIP No. 016255101			Page 9 of 14 Pages

1.	Name of Reporting Person: Gail Barrows, as trustee for the Anna Barrows Beakey 1998 Trust and the Katharine Barrows Dadagian 1998 Trust		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: -0-

		6.	Shared Voting Power: 75,000

		7.	Sole Dispositive Power: -0-

		8.	Shared Dispositive Power: 75,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 75,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 0.12%

12.	Type of Reporting Person: IN

13G
CUSIP No. 016255101			Page 10 of 14 Pages

1.	Name of Reporting Person: Gund CLAT Investments, LLC		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 300,000

		6.	Shared Voting Power: -0-

		7.	Sole Dispositive Power: 300,000

		8.	Shared Dispositive Power: -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 300,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 0.49%

12.	Type of Reporting Person: OO

CUSIP No. 016255101	Page 11 of 14 Pages

     This Amendment No. 3 (“Amendment No. 3”) amends and supplements the Schedule 13G as originally filed by Llura L. Gund, Grant Gund, G. Zachary Gund, Gordon Gund, Richard T. Watson, Rebecca H. Dent, George Gund III and Gail Barrows on September 25, 2002, the Amendment No. 1 filed on November 25, 2002 and the Amendment No. 2 filed on February 7, 2004 (as so amended, the “Schedule 13G”). Capitalized terms used by not defined in this Amendment No. 3 have the respective meaning ascribed to them in the Schedule 13G.

     Item 2 (a) of the Schedule 13G, “Identity and Background,” is hereby amended by deleting the last paragraph thereof and inserting the following:

     The Reporting Persons, in the aggregate, beneficially own 6,505,450 shares of Common Stock or 10.73% of the outstanding Common Stock of the Issuer based on 60,628,658 shares outstanding as of October 31, 2004 as reported in the Quarterly Report on Form 10-Q of the Issuer for the period ended September 30, 2004. Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by any of the Reporting Persons that a group exists within the meaning of the Exchange Act.

     Item 4 of the Schedule 13G, “Ownership” is hereby amended by adding the following:

     Pursuant to the Exchange Act and regulations thereunder, the Reporting Persons may be deemed as a group to have acquired beneficial ownership of 6,505,450 shares of Common Stock, which represents 10.73% of the outstanding Common Stock of the Issuer.

     Llura L. Gund may be deemed to have beneficial ownership in the aggregate of 3,360,872 shares of Common Stock, which constitutes 5.54% of the outstanding Common Stock of the Issuer. Of these shares, Llura L. Gund has sole power to vote and sole power to dispose of an aggregate of 1,000,000 shares of Common Stock by virtue of her position as the sole trustee of certain trusts as listed below and may be deemed to have shared power to vote and shared power to dispose of 2,360,872 of Common Stock by virtue of her position as co-trustee of certain trusts as listed below:

Gordon Gund — Grand Gund Trust (Ms. Gund serves as sole trustee)	500,001

Gordon Gund — G. Zachary Gund Trust (Ms. Gund serves as sole trustee)	499,999

Dionis Trust (Ms. Gund serves as co-trustee with Gordon Gund)	2,285,872

Anna Barrow Beakey 1998 Trust (Ms. Gund serves as co-trustee with
Gail Barrows)	37,500

Katharine Barrows Dadagian 1998 Trust (Ms. Gund serves as co-trustee
with Gail Barrows)	37,500

     Grant Gund may be deemed to have beneficial ownership in the aggregate of 1,402,439 shares of Common Stock, which constitutes 2.31% of the outstanding Common Stock of the Issuer. Of these shares, Grant Gund has sole power to vote and sole power to dispose of 351,666 shares of Common Stock by virtue of his individual ownership of such shares and may be deemed to have shared power to vote and shared power to dispose of 1,050,773 shares of Common Stock by virtue of his position as co-trustee of certain trusts as listed below:

CUSIP No. 016255101	Page 12 of 14 Pages

Gordon Gund — Grant Gund Generation Skipping Trust (Mr. Grant Gund
serves as co-trustee with Richard T. Watson, Rebecca H. Dent and
George Gund III)	839,473

Llura Blair Gund Gift Trust (Mr. Grant Gund serves as co-trustee with
Rebecca H. Dent)	55,300

Grant Owen Gund Gift Trust (Mr. Grant Gund serves as co-trustee with
Rebecca H. Dent)	55,000

Kelsey Laidlaw Gund Gift Trust (Mr. Grant Gund serves as co-trustee
with Rebecca H. Dent)	101,000

     G. Zachary Gund may be deemed to have beneficial ownership in the aggregate of 1,441,139 shares of Common Stock, which constitutes 2.38% of the outstanding Common Stock of the Issuer. Of these shares, G. Zachary Gund has sole power to vote and sole power to dispose of 351,666 shares of Common Stock by virtue of his individual ownership of such shares and may be deemed to have shared power to vote and shared power to dispose of 1,089,473 shares by virtue of his position as co-trustee for certain trusts indicated below:

Gordon Gund — G. Zachary Gund Generation Skipping Trust (Mr. G. Zachary Gund
serves as co-trustee with Richard T. Watson, Rebecca H. Dent and
George Gund III)	839,473

Georgia Swift Gund Gift Trust (Mr. G. Zachary Gund serves as co-trustee with
Rebecca H. Dent)	1,000

G. Zachary Gund Descendants Trust (Mr. G. Zachary Gund serves as co-trustee with
Rebecca H. Dent)	250,000

     Gordon Gund may be deemed to have beneficial ownership of 2,585,872 shares of Common Stock, which constitutes 4.27% of the outstanding Common Stock of the Issuer. Of these shares, Gordon Gund, as sole manager of Gund CLAT Investments, LLC, has sole power to vote and sole power to dispose of 300,000 shares of Common Stock and may be deemed to have shared power to vote and shared power to dispose of 2,285,872 shares of Common Stock by virtue of his position as co-trustee with Llura L. Gund of the Dionis Trust. In addition, he may be deemed to have beneficial ownership of the 1,000,000 shares beneficially owned by Llura L. Gund, his spouse, which represent 1.65% of the outstanding Common Stock of the Issuer. He disclaims beneficial ownership of these shares.

     Richard T. Watson, as co-trustee with Grant Gund, Rebecca H. Dent and George Gund III for the Gordon Gund — Grant Gund Generation Skipping Trust and as co-trustee with G. Zachary Gund, Rebecca H. Dent and George Gund III for the Gordon Gund — G. Zachary Gund Generation Skipping Trust, may be deemed to have shared power to vote and shared power to dispose of 839,473 shares of Common Stock owned by each trust, for an aggregate beneficial ownership of 1,678,946 shares of Common Stock, which constitutes 2.77% of the outstanding Common Stock of the Issuer.

     Rebecca H. Dent may be deemed to have shared power to vote and shared power to dispose of an aggregate of 2,141,246 shares of Common Stock, which constitutes 3.53% of the outstanding Common Stock of the Issuer, by virtue of her position as co-trustee for certain trusts as indicated below:

CUSIP No. 016255101	Page 13 of 14 Pages

Gordon Gund — Grant Gund Generation Skipping Trust (Ms. Dent serves as
co-trustee with Grant Gund Richard T. Watson and George Gund III)	839,473

Gordon Gund — G. Zachary Gund Generation Skipping Trust (Ms. Dent serves as co-trustee with G. Zachary Gund, Richard T. Watson and
George Gund III)	839,473

Llura Blair Gund Gift Trust (Ms. Dent serves as co-trustee with
Grant Gund)	55,300

Grant Owen Gund Gift Trust (Ms. Dent serves as co-trustee with
Grant Gund)	55,000

Kelsey Laidlaw Gund Gift Trust (Ms. Dent serves as co-trustee with
Grant Gund)	101,000

Georgia Swift Gund Gift Trust (Ms. Dent serves as co-trustee with
G. Zachary Gund)	1,000

G. Zachary Gund Descendants Trust (Ms. Dent serves as co-trustee with
G. Zachary Gund)	250,000

     George Gund III, as co-trustee with Grant Gund, Richard T. Watson and Rebecca H. Dent for the Gordon Gund — Grant Gund Generation Skipping Trust and as co-trustee with G. Zachary Gund, Richard T. Watson and Rebecca H. Dent for the Gordon Gund — G. Zachary Gund Generation Skipping Trust, may be deemed to have shared power to vote and shared power to dispose of 839,473 shares of Common Stock owned by each trust, for an aggregate beneficial ownership of 1,678,946 shares of Common Stock, which constitutes 2.77% of the outstanding Common Stock of the Issuer.

     Gail Barrows, as co-trustee with Llura L. Gund for the Anna Barrows Beakey 1998 Trust and the Katharine Barrows Dadagian 1998 Trust, may be deemed to have shared power to vote and shared power to dispose of 37,500 shares of Common Stock owned by each trust, for an aggregate beneficial ownership of 75,000 shares of Common Stock, which constitutes 0.12% of the outstanding Common Stock of the Issuer.

     Gund CLAT Investments, LLC, may be deemed to have sole power to vote and sole power to dispose of 300,000 shares of Common Stock, which constitutes 0.49% of the outstanding Common Stock of the Issuer.

CUSIP No. 016255101	Page 14 of 14 Pages

               Item 10.          Certifications.          (See Instructions)

     By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Date: February 14, 2005

/s/ Theodore W. Baker
Name:	Theodore W. Baker
Attorney-in-Fact for the Reporting Persons

* The Power of Attorney authorizing Theodore W. Baker to act on behalf of the Reporting Persons was attached to the Schedule 13G as Exhibit B.

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).